MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the June 30, 2007 financials and the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of August 10, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, that covers about 5% of the Hollister (previously known as Ivanhoe) Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa.

The Company also holds 100% working interest in the Casino property in Yukon, Canada, a non-material property, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit (see details below) and is farmed-out to others. This property is subject to an option in favour of Western Copper Corp. which expires on August 17, 2007.

The main activities by the Company in the six months ended June 30, 2007 were:

  Completing the purchase of the earn-in interest of Hecla Mining Company in the Hollister Development Block Project for US$60 million, including cash and shares, on April 19, 2007;

  Completing a financing that raised a gross amount of $150 million for the Company, largely to purchase Hecla’s earn-in interest on the Hollister Development Block;

  Announcing an increase in mineral resources at Burnstone;

  Completing 830 meters of the underground decline at Burnstone in South Africa (total meters achieved, including all secondary development, is 1,028m);

  Announcing the results of optimization the Burnstone Feasibility Study of May 2006, recommending an 19% increase in annual average production to 254,000 ounces per annum;

  Completion of the Hollister Feasibility Study. Results of the study, announced subsequent to the

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

end of the period, indicate robust returns for a 400 ton per day underground operation and a 6 year mine life. Ongoing drilling at Hollister continues to return excellent results, indicating the potential to increase both the production rate and life of mine of the project.

1.2.1	Hollister Property, Nevada, USA

Cautionary Note to Investors Concerning Estimates of Resources

This section uses the term ‘resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘resources’. ‘Resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an resource exists, or is economically or legally mineable.

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin Gold’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Purchase of Hecla Interest in the HDB

Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002 between Great Basin and Hecla Mining Company, Hecla could vest in a 50% working interest in the HDB, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and issued 4 million share purchase warrants of Hecla to Great Basin (of which 2 million have been issued to date). Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

On February 21, 2007, the Company announced that it would purchase Hecla’s interest in the HDB which was held by Hecla’s subsidiary, Hecla Ventures Corporation (HVC), for a total consideration of US$60 million comprising US$45 million in cash and US$15 million in Great Basin common shares (approximately 7.94 million shares). Great Basin conducted a public offering of its shares to finance the purchase, fund ongoing exploration programs and provide working capital. The financing closed and the transaction was completed on April 19, 2007.

May 2007 Resource Estimate Hollister Development Block

A 55,000-ft (16,750 m) underground drilling program was completed over twelve months ending February 2007. The program intersected high grade gold and silver values over expected widths.

Several new veins were also discovered.

Drilling was done at 100 feet (30 m) spacing. A resource estimate was announced in May 2007, as tabulated below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

RESOURCE CATEGORY	Cut-Off oz/ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	Ounces Au Equivalent
MEASURED	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
INDICATED	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
MEASURED & INDICATED	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000
INFERRED	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000

Notes:	(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Gold equivalent in table above was calculated by using the following metal prices: US$550/oz Au and US$10/oz Ag.
No metal recoveries have been applied.
(3) Highlighted cut-off 0.25 oz/ton was used in a 2006 preliminary assessment. Final cut-off and recoveries are subject to feasibility study.

The mineral resources were estimated by combination of kriging and inverse distance by G.J. van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person. A technical report has been filed on www.sedar.com.

Bulk Sampling

Drifting on the veins continues. The material is extracted and stockpiled on surface. A 5,000-ton, bulk sample was trucked to a facility owned by Newmont Mining Company in April 2007 for test milling. Good recoveries were obtained and 2,090 ounces of gold and 24,050 ounces of silver (2,527 oz gold equivalent) were recovered. An additional 3,000-ton bulk sample will be treated during the Company’s third fiscal quarter ending September 30, 2007.

Hollister Feasibility Study

On July 12, 2007, the results of a feasibility study were announced for a 400 ore tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems and trucking it to an off-site toll milling facility.

Using US dollars, a gold price of US$550/oz and a silver price of US$10.00/oz, the pre-tax results from the study indicate a very robust 105.6% internal rate of return and net present value of US$122.9 million (5% discount). The key parameters and results are summarized in the table below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

Proven and probable reserves At 0.28 oz/ton cut-off	868,500 tons grading 1.01 oz/t gold and 4.3 oz/ton silver
Production Rate	400 ore tons/day
Recoveries	95% gold 90% silver
Average Annual Production	150,000 oz gold equivalent[1]
Life of Mine Production (recovered)	834,000 ounces gold 3,663,000 ounces silver
Start up Capital Cost	$52 million
Operating Costs (split blast tons) Mining Toll milling Trucking General & Administration	$175/ton $42/ton $29/ton $28/ton
Cash Cost	$214/equivalent oz1
Total Cost	$282/equivalent oz1
Life of Mine	6 years
Payback	1.5 years
Internal Rate of Return	105.6%
Net Present Value (5% discount)	$122.9 million

1 Gold equivalent is calculated using the above gold and silver prices and the formula: Au-eq oz = Au oz + (Ag oz x Ag price/Au price)

The feasibility study was completed by consultants under the supervision of Johan Oelofse, P.Eng., and Chief Operating Officer of Great Basin Gold and reviewed by Draig Mineral Development Limited DMD). The independent qualified person for the study is David Jordan, B.Sc. (Hons), MIMM, C.Eng., of DMD. Additional details can be found in the Company’s news release of that date or in the technical report for the study that will be filed on www.sedar.com within 45 days.

All information contained in this management discussion relating to the contents of the Feasibility Study, including but not limited to statements of the Hollister project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Feasibility Study was prepared to quantify the Hollister project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.
The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Hollister project. The mineralized material at the Hollister project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Hollister project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Study. The proposed operation would rely on third party toll treating and ore purchasing agreements for metal recoveries. There can be no assurance that the infrastructure facilities can be accessed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project may require additional financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

Underground Drilling

A second phase underground drilling program began in March 2007. To the end of the quarter, approximately 24,000 feet (7,300 m) were drilled of the proposed 40,000 ft program.

The Phase one drilling tested to an average depth of only 500 feet (150 m) below the upper contact of the Ordovician host rocks of the veins systems. Drilling in phase two has intersected mineralization at an approximate depth of 920 feet (280 m) below the contact. This is being followed up with more drilling at depth. In addition, the current drilling is testing parallel veins and lateral extensions to the known vein systems.

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
Clementine	HDB-140	134.9 148.0 295.4	137.9 158.0 305.3	295.4 296.8	296.8 305.3	3.0 10.0 9.9 0.0 8.5	2.6 8.5 8.4 1.2 7.2	0.54 0.32 0.23 1.59 0.01	18.6 11.0 8.0 54.6 0.3	2.69 1.52 1.100 6.63 0.18	92.4 52.0 37.6 227.1 6.3
Clementine	HDB-141	35.5 62.0 121.9 151.2 208.4 255.6	36.5 63.0 123.9 153.0 209.9 257.7			1.0 1.0 2.0 1.8 1.5 2.1	0.4 0.9 1.6 1.6 1.3 1.6	0.13 0.37 0.18 1.18 0.16 1.67	4.5 12.6 6.3 40.5 5.3 57.3	0.36 1.52 0.47 0.80 2.38 15.53	12.3 52.1 16.0 27.3 81.6 532.3
Clementine	HDB-142	124.0 244.9	127.6 248.0			3.6 3.1	2.9 2.9	0.12 0.52	4.2 17.8	0.28 1.42	9.5 48.6
Clementine	HDB-143	No significant vein intercepts
Clementine	HDB-144	24.9 377.7	26.1 379.5			1.2 1.8	0.8 1.3	0.32 0.16	10.9 5.5	0.96 0.98	32.8 33.6
Clementine	HDB-145	Results Pending re-runs
Clementine	HDB-146	21.0 223.5	21.7 224.8			0.7 1.3	0.7 1.3	0.03 0.07	1.0 2.5	0.93 0.61	32.0 20.9
Clementine	HDB-147	19.1 134.2 229.8	19.7 135.5 232.6			0.6 1.3 2.8	0.6 1.3 2.7	0.48 0.22 0.38	16.4 7.4 13.1	3.86 0.97 5.42	132.2 33.2 185.7
Clementine	HDB-148	225.7 263.2	241.0 267.0	225.7 231.0 235.4 236.4 263.2 264.6	231.0 235.4 236.4 241.0 264.6 267.0	15.3 5.3 4.4 1.0 4.6 3.8 1.4 2.4	12.8 4.4 3.7 0.8 3.9 3.2 1.2 2.0	0.02 0.02 0.01 0.04 0.01 0.42 0.22 0.54	0.6 0.6 0.4 1.2 0.5 14.5 7.4 18.7	0.59 0.31 0.44 4.11 0.29 7.08 0.70 10.81	20.3 10.7 15.2 140.8 9.9 242.8 23.9 370.5
Clementine	HDB-149	32.0	32.5			0.5	0.3	0.06	1.9	2.86	98.1
Clementine	HDB-149A	33.6 358.6	35.3 361.2			1.7 2.6	1.1 1.7	0.11 0.11	3.9 3.7	1.44 1.05	49.3 36.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
		365.8 371.2	367.4 372.4			1.6 1.2	1.0 0.8	0.18 0.09	6.1 3.0	0.00 1.24	0.0 42.6
Clementine	HDB-150	40.8 464.9	41.7 469.6	464.9 467.0	467.0 469.6	0.9 4.7 2.1 2.6	0.5 2.4 1.1 1.3	0.03 0.31 0.07 0.50	1.1 10.5 2.5 17.0	1.93 3.39 1.88 4.61	66.0 116.3 64.4 158.1
Clementine	HDB-151	218.2 252.0	219.4 253.5			1.2 1.5	1.0 1.2	1.96 3.56	67.1 121.9	4.37 10.27	149.7 352.2
Clementine	HDB-152	145.0	150.0	145.0 146.1	146.1 150.0	5.0 1.1 3.9	4.7 1.0 3.7	0.05 0.20 0.00	1.6 6.9 0.1	0.66 2.58 0.12	22.7 88.5 4.1
Clementine	HDB-153	No significant vein intercepts
Clementine	HDB-154	248.0	258.0	248.0 250.7	250.7 258.0	10.0 2.7 7.3	8.7 2.3 6.3	0.21 0.77 0.01	7.3 26.3 0.3	0.00 0.00 0.01	0.2 0.0 0.2
Clementine	HDB-155	No significant vein intercepts
Gwenivere	HDB-156	No significant vein intercepts
Gwenivere	HDB-157	199.6	202.9			3.3	3.0	0.98	33.4	4.43	152.1
Gwenivere	HDB-158	192.8 267.0 301.0 326.3	198.2 273.4 309.6 327.3	192.8 195.8 267.0 272.8 301.0 307.6	195.8 198.2 272.8 273.4 307.6 309.6	5.4 3.0 2.4 6.4 5.8 0.6 8.6 6.6 2.0 1.0	5.4 3.0 2.4 6.4 5.8 0.6 8.6 6.6 2.0 1.0	1.26 1.99 0.35 2.44 0.05 25.55 1.21 0.16 4.68 0.30	43.1 68.2 11.9 83.7 1.8 876.0 41.6 5.6 160.4 10.1	25.08 44.40 0.93 1.60 0.70 10.24 0.72 0.00 3.11 0.00	859.8 1,522.2 31.9 54.8 24.1 351.0 24.8 0.0 106.5 0.0
Gwenivere	HDB159	190.1 317.0	190.3 318.8			0.2 1.8	0.2 1.4	0.34 0.32	11.7 11.0	3.85 1.52	132.0 52.0
Gwenivere	HDB-160	Results Pending
Gwenivere	HDB-161	189.3	189.8			0.5	0.5	0.14	4.7	0.15	5.0
Gwenivere	HDB-162	378.5	380.9			2.4	2.3	0.25	8.6	0.21	7.3
Gwenivere	HDB-163 to HDB-165 Results Pending
Clementine	HDB-166	237.5	241.5	237.5 238.2	238.2 241.5	4.0 0.7 3.3	3.9 0.7 3.2	0.45 2.53 0.01	15.6 86.9 0.4	7.93 42.82 0.53	272.1 1,468.3 18.3
Clementine	HDB-167 to HDB-173 Results Pending
Clementine	HDB-174	55.6	56.8			1.2	0.7	0.84	28.8	1.46	50.1
Clementine	HDB-175	27.2 67.4 79.0	28.0 67.8 85.0	79.0	80.1	0.8 0.4 6.0 1.1	0.8 0.4 6.0 1.1	1.31 2.20 0.11 0.31	44.9 75.4 3.8 10.7	6.16 1.93 0.40 1.92	211.4 66.0 13.8 65.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (oz/t)	Au (g/t)	Ag (oz/t)	Ag (g/t)
		175.2 205.0 230.4 240.0	176.2 210.5 234.4 244.0	80.1 205.0 206.6 240.0 242.4	85.0 206.6 210.5 242.4 244.0	4.9 1.0 5.5 1.6 3.9 4.0 4.0 2.4 1.6	4.9 1.0 5.5 1.6 3.9 4.0 4.0 2.4 1.6	0.06 0.18 0.10 0.07 0.11 2.95 9.22 0.08 22.92	2.2 6.2 3.4 2.4 3.8 101.2 316.0 2.8 785.7	0.06 0.77 1.78 0.15 2.46 1.57 140.41 26.72 310.94	2.1 26.4 61.2 5.0 84.3 53.8 4,814.0 916.0 10,661.1

Surface Drilling

To the end of the quarter, 13 pre-collars (11,610 ft) have been completed utilizing a Reverse Circulation (RC) drill rig and one pre-collar is in progress. The RC rig has been utilized to complete 4 drill holes comprising 4,460 ft (1,359 m) of drilling. A diamond drill is currently drilling the tail of the second pre collar (2,416 ft completed to date). Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the Hollister Development Block and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the Hollister Development Block area. Assays are being awaited on a number of the drill holes.

1.2.2	Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

Black Economic Empowerment

In February 2007, Great Basin Gold announced that it had entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act and thereby secure its new order prospecting rights in respect of the Burnstone Gold Project.

On August 2, 2007 the Company announced that further to the announcement of February 2007, finalization of the black economic empowerment (“BEE”) transaction with Tranter Gold (Pty) Ltd has achieved a significant milestone with the approval of the transaction by the South African Reserve Bank (SARB). The SARB approval was obtained within the extended completion date of the BEE transaction, namely July 31, 2007. The Company is now in a position to submit its application for a mining right in respect of the Burnstone project.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

Underground Development

The positive results of a Feasibility Study on a portion of the property called Area 1 were announced in May 2006. The first of a two-stage development program began in July 2006 with the development of an access decline. Work is ongoing; to the end of the quarter approximately 830 m of the planned 2,314 m of decline development was completed. Once completed, bulk sampling is planned. The phase one program is scheduled for completion in the second quarter of 2008.

Optimisation to Feasibility Study

Since the initial feasibility report filed in May 2006, additional surface exploration drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

An Optimisation of the May 2006 Feasibility Study was completed in June 2007. Area 1 was reevaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline shaft for personnel and equipment with a vertical shaft with a depth of 495 meters being used for the hoisting of reef and waste. The Area 2 reserves will be accessed through a twin decline for personnel and equipment as well as the extraction of reef and waste. The two operations are in close proximity and will share surface infrastructure, systems and business services. Under the optimized scenario, the annual production rate is increased by 19% to 254,000 ounces.

The key results from the study, based on a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar (US$) and a discount rate of 5%, are summarized below:

Proven and probable reserves	24.1 million tonnes @ 4.5 grams of gold per tonne or 3.5 million ounces
Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million ounces
Average Annual Gold Recovery	254,000 ounces during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes per month	8.5 years to March 2020
All-in capital and operating costs	US$355 per ounce ZAR 82,917 per kilogram
Cash on mine operating costs	US$283 per ounce ZAR 66,091 per kilogram
Capital Cost	US$238 million ZAR 1,787 million
Life of Mine	19 years including 4 years pre-production
IRR	23.5%
NPV (5%)	US$322 million
NPV (10%)	US$156 million
Payback	42/3 years after mill start-up

The Technical Report on the Optimised Feasibility Study is based on a full review of the results of the components by Derek Rance, P.Eng., of Behre Dolbear & Company, who is an independent qualified

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

person as defined by National Instrument 43-101. Individual components of were completed by South African consulting firms:

  Geology and mineral resources were reviewed and updated for the Feasibility Study by HM Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd.
  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of Clive Brown, Pr.Eng.
  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.
  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr.Eng.

All information contained in this discussion and analysis relating to the contents of the Optimised Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Optimised Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is not yet considered to be a reserve under US Securities and Exchange Commission standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Optimised Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Optimised Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Optimised Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Optimised Feasibility Study. Prices for gold have been below the price ranges assumed in Optimised Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

Surface Drilling

Additional drilling is currently underway southwest of Area 1. The objective of this program is to expand the known resources and identify new areas of interest. Approximately 15,000 m are planned in drill holes at 600-m spacing, an estimated cost of the program of ZAR15 million ($2.4 million). The planned program has commenced.

1.2.3	Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s. The Company owns a group of 161

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

mineral claims, some of which are subject to a 5% net profits from production royalty. The Company has not done any work at Casino for several years, and has optioned portions of the property to other companies in 2000 and 2002 In connection with an option (the “Option”) on the Casino Property granted to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), between June 2002 and March 2005, the Company received warrants which it has exercised.

Lumina had the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. In November 2006, Western Copper Corp acquired Lumina Resources Corporation, together with the option to purchase the Casino Property. The option may be exercised by Western Copper Corp at any time until August 17, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of Western Copper Corp. In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin an additional $1,000,000.

1.2.4	Market Trends

Overall, gold prices have been increasing for more than three years, and reached an average of US$604/oz in 2006. Although there was some volatility in the gold price in late 2006, which continued into early 2007, prices have increased since that time, averaging US$659/oz to the end of July 2007. Indicators are that the gold price will continue to trade between this price range of US$600/oz to US$650/oz.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.3	Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2006	2005	2004

Current assets	$35,158	$17,990	$17,839
Mineral properties	110,910	98,630	98,630
Other assets	3,851	69	65
Total assets	149,919	116,689	116,534

Current liabilities	1,331	700	752
Future income taxes and other liabilities	19,242	19,364	24,596
Shareholders equity	129,346	96,625	91,186
Total liabilities and shareholders’ equity	149,919	116,689	116,534

Working capital	33,827	17,290	17,087

Expenses
Exploration and development	8,007	3,885	7,691
Conference and travel	1,076	336	207
Financial advisory and finders' fees	–	–	106
Foreign exchange (gain) loss	(1,855)	(3,114)	2,410
Interest and other	(1,278)	(480)	(506)
Legal, accounting and audit	541	503	282
Office and administration	3,639	1,222	894
Stock-based compensation – exploration	1,088	19	754
Stock-based compensation – office and administration	2,522	457	1,720
Shareholder communications	337	284	232
Trust and filing	234	86	226
Loss before the under noted and income taxes	14,311	3,198	14,016
Loss on disposal of fixed assets	1	–	–
(Gain) loss on sale of investments	(112)	193	–
Mark-to-market adjustment on investments	(212)	166	–
Loss before income taxes	13,988	3,557	14,016
Future income tax recovery	(2,372)	(1,993)	(1,850)
Loss for the year	$11,616	$1,564	$12,166

Basic and diluted loss per share	$0.11	$0.02	$0.14

Weighted average number of common shares
outstanding	104,514,077	91,908,700	85,370,853

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.4	Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2007	2007	2006	2006	2006	2006	2005	2005
Current assets	101,052	30,768	35,158	39,989	42,570	16,985	17,990	17,724
Mineral properties	203,796	110,910	110,910	110,910	98,630	98,630	98,630	98,630
Other assets	11,973	4,238	3,851	1,408	141	96	69	69
Total assets	316,821	145,916	149,919	152,307	141,341	115,711	116,689	116,423

Current liabilities	3,048	3,307	1,331	1,064	965	516	700	359
Future income taxes and other
liabilities	38,325	17,255	19,242	15,355	14,675	19,964	19,364	19,720
Shareholders equity	275,448	125,354	129,346	135,888	125,701	95,231	96,625	96,344
Total liabilities and
shareholders’ equity	316,821	145,916	149,919	152,307	141,341	115,711	116,689	116,423

Working capital	98,004	27,461	33,827	38,925	41,605	16,469	17,290	17,365

Expenses (income)

Other revenue	(1,211)	-	-	-	-	-	-	-

Exploration and development	9,891	5,110	4,087	2,320	960	640	954	1,271
Accretion cost - ARO	10	10	-	-	-	-	-	-
Amortization	-	-	(15)	8	6	1	–	–
Conference and travel	264	216	406	169	302	200	184	99
Foreign exchange loss (gain)	623	(533)	750	(480)	(2,706)	580	118	288
Interest and other income	(800)	(352)	(412)	(467)	(254)	(145)	(130)	(115)
Legal, accounting and audit	297	149	176	131	128	106	157	140
Office and administration	2,652	1,251	1,203	953	913	570	233	407
Shareholder communications	85	61	75	64	109	89	47	58
Stock-based compensation
– exploration	202	226	221	238	493	136	27	2
Stock-based compensation
– office and administration	1,672	527	490	838	866	328	367	121
Trust and filing	121	93	130	7	11	86	7	6
Loss before under noted and
taxes	13,806	6,758	7,111	3,781	828	2,591	1,964	2,277
Loss on fixed assets	-	-	1	–	–	–	–	–
Profit on sale of investments	-	-	(1)	(35)	(76)	–	–	–
Mark-to-market adjustments	-	-	1	–	(11)	(202)	121	(93)
Loss before taxes	13,806	6,758	7,112	3,746	741	2,389	2,085	2,184
Future income tax (recovery)
expense	(850)	(1,248)	1,326	(1,718)	(1,980)	–	(463)	(296)
Loss (income) for the period	12,956	5,510	8,438	2,028	(1,239)	2,389	1,622	1,888
Basic and diluted loss (income)
per share	$0.08	$0.05	$0.07	$0.02	$(0.01)	$0.03	$0.02	$0.02
Weighted average number of
common shares outstanding
(thousands)	166,044	113,610	112,967	111,308	99,627	93,870	92,318	92,113

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.5	Results of Operations

The Company has purchased Hecla Mining Company’s (“Hecla”) 50% earn-in rights in the Hollister Development Block (“HDB”) project, resulting in GBG incurring 100% of the costs with regards to the development of HDB. In light of the before-mentioned the company experienced a significant increase in development expenses. Even though the costs have escalated, the expenses are still within the budget approved for the project.

For the three months ended June 30, 2007, the Company incurred a loss of $12,956,262 as compared to a profit of $1,238,893 in the second quarter of 2006. The loss is due mainly to higher exploration and development costs of $9,891,160 compared to $959,975 in the prior year as the Company initiated development and exploration activities on its Burnstone Property and incurred substantial expenditures for the HDB development. The $2,705,688 foreign exchange gain recognized in 2006 turned around to a foreign exchange loss of $622,707 due to a weaker South African Rand vis-à-vis the Canadian Dollar. Office and administration costs increased by $1,740,282 in the second quarter of 2007 compared to $912,510 in the second quarter of 2006, mainly due to additional administrative activities required to support the increased development activities as well as the management cost of the Nevada operations taken over from Hecla. The Company has also employed more staff, including executive personnel, since the third quarter of 2006, in its office in Johannesburg, South Africa. The Company recognized $1,874,236 in stock-based compensation expense during the three months ended June 30, 2007 compared to $1,358,686 in the comparable 2006 period. The higher loss was offset by increased interest income (June 2007 quarter - $800,169, June 2006 quarter - $253,855) due to the impact of higher cash balances on hand after the capital raising, and other revenue earned from the treatment of a 5,000-ton bulk sample from the Hollister property (June 2007 quarter - $1,210,925, March 2006 quarter - $nil). The mark-to-market adjustment in the quarter ended June 30, 2006 was on investments that were disposed off during fiscal 2006. There is no mark-to-market adjustment in the quarter ended June 30, 2007.

Exploration costs, excluding stock-based compensation and the Burnstone bulk sampling, were $2,687,465 (June 2006 – $272,003) for the Burnstone Property and $7,032,669 (June 2006 – $107,679) for the Hollister Property for the quarter ended June 30, 2007.

At the Hollister Property, the increase in exploration costs compared to the June 30, 2006 quarter is due to the Company undertaking an exploration program and acquiring 100% of the HDB. The material expenses were $3,703,742 development costs which were incurred as part of Stage II development, $1,075,623 for drilling (June 2006 – $nil), $88,331 (June 2006 – $37,636) for environmental management which included water wells monitoring and water quality studies, $149,012 for geological costs (June 2006 – $49,458) and $26,699 for assays and analysis (June 2006 – $236). Due to the takeover of operations at the Hollister Property, site activities at Winnemucca increased significantly from $2,580 in June 2006 to $1,720,086 in June 2007.

Development cost incurred during the quarter at the Hollister property consist of equipment rental and services ($603,068), surface infrastructure ($886,886), underground access and infrastructure ($1,806,611) and operational cost ($407,177).

At the Burnstone Property the focus remained on further exploration to expand and upgrade the mineral resources in Area 1 and Area 2 and the construction of the decline including surface infrastructure for the bulk sampling program and future mining activities. For the quarter ended June 30, 2007, total costs incurred for the bulk sampling program included surface infrastructure ($77,567), underground and access infrastructure ($615,350), establishment work ($80,326), equipment rental and services ($159,721), portal

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

construction ($16,036) and operational costs ($557,351). The main exploration costs incurred were for drilling (June 2007 – $576,869, June 2006 – $9,683) and amortization charges on site equipment (June 2007 - $91,114, June 2006 - $51).

In addition to activities at Burnstone and Hollister, a further $171,026 (June 2006 – $580,293) was incurred on other exploration activities. The decrease is mainly due to the significant decrease to $6,665 from $302,425 in June 2006 for drilling. Cost were mainly incurred during the exploration of possibilities in Alaska (Ganes Creek) and other costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR which are outlying portions within the greater option area of the Burnstone Property.

For the six months ended June 30, 2007 the Company incurred a loss of $18,465,968 as compared to $1,149,888 reported in the comparative period of fiscal 2006, due mainly to the significant increase in exploration and development expenditure from $1,599,483 in 2006 to $15,000,711, an increase in stock based compensation to $2,628,004 from $1,823,331 and an increase in administrative cost of $2,421,740.The increase in loss was offset by the increase in interest earned (June 2007 - $1,152,109; June 2006 - $399,195) and the $1,210,925 revenue recognized from the treatment of the Hollister Bulk Sample during April 2007.

Of the exploration costs, excluding stock-based compensation, for the six months ended June 30, 2007, $5,660,114 (2006 - $737,540) was spent on Burnstone and $9,111,847 (2006 - $154,102) was spent on Hollister. At Hollister the main costs were $5,479,042 for pre-production development, $1,237,752 for drilling, $169,209 for environmental (2006 - $44,918) and $198,626 for geological (2006 - $58,373). The exploration expenses also include $1,726,055 incurred for site activities, mainly due to the establishment of site operations and expansion of the Winnemucca offices after the acquisition of Hecla Ventures Corp.

At Burnstone, the main exploration expenses for the six months ended June 30, 2007 were costs of $4,064,211 incurred under the bulk sample project which commenced during the September 2006 quarter and $1,269,578 for drilling expenses(2006 - $9,683). Bulk sample costs consist of equipment rental and services ($528,033), surface infrastructure ($369,688), underground access and development ($970,974), establishment work ($238,384) and portal construction ($99,265). During the quarter ended June 30, 2007 $433,157 was spent on the project to produce the optimized Feasibility Report.

As mentioned above, additional expenditure was incurred on exploration activities on properties adjacent to Burnstone, Mozambique and Alaska. These costs decreased from $707,841 in the six months ending June 30, 2006 to $228,751 for the six months ended June 30, 2007.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in the quarter ended June 30, 2007 as well as each of the past few years, pursuant to private placement financings, the exercise of warrants and options and a public offering in 2006. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

In May 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

granted compensation options to purchase 672,000 common shares at an exercise price of $2.60 per common share which expired on May 18, 2007. The Company incurred other share issue costs of approximately $470,085 for net cash proceeds of approximately $23,217,915. On the expiry date 598,385 of the share purchase warrants were exercised and the remaining 73,615 unexercised warrants were cancelled.

In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of $466,317 for net proceeds of $7,033,683.

On April 19, 2007 the Company completed a public offering of 57.7 million units at a price of $2.60 per unit, raising gross proceeds of $ 149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The fair value of the warrants have been estimated to be $15,194,000 based upon the Black Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	2 years
Expected volatility	55%
Expected dividends	Nil

The Company paid to the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,721,395 for net proceeds of approximately $137,908,605

The net proceeds from the current quarter’s issue were used to fund the purchase of Hecla Ventures Corp. as well as to fund the continuing exploration and development at the Hollister Development Block Project and for working capital.

On February 20, 2007 the Company entered into a share purchase agreement to buy Hecla Ventures Corp. which held certain tangible assets and a right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block, for a cash payment of US$45 million and the issuance of common shares of the Company to the value of US$15 million. The transaction was concluded on April 19, 2007 with the shares being issued at $2.48 each.

At June 30, 2007, the Company had working capital of approximately $98 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. When the Company chooses to proceed with the programs on its properties, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.7	Capital Resources

At June 30, 2007, Great Basin had working capital of approximately $98 million, as compared to $27.5 million at March 31, 2007. The Company has no debt.

At June 30, 2007, the Company had 180,824,102 common shares issued and outstanding, inclusive of the public offering mentioned above where 57.5 million common shares were issued and the 7.9 million common shares that were issued to Hecla Mining Company in terms of the Share Purchase Agreement entered into on February 21, 2007. The total number of common shares issued and outstanding as at August 10, 2007 was 180,936,602.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the six months ended June 30, 2007, the Company paid HDI $621,061, compared to $946,157 during the same period in fiscal 2006, for these services.

During the six months ended June 30, 2007, the Company paid $17,758 (June 2006 – $82,009) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $106,213 (2006 – $189,502) during the six months ended June 30, 2007 to a private company which has certain directors in common with the Company. The Company shared premises and other facilities with the private company pursuant to a cost-sharing arrangement with no profit element involved.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

(a)

Subsequent to June 30, 2007, the Company concluded the second tranche of the Rusaf agreement and acquired an additional 10,000,000 shares at $0.60 per share for a total consideration of $6 million (First tranche – 3,333,333 shares at a total consideration of $2 million). The total investment of 13,333,333 shares equates to approximately 40% of Rusaf’s total share capital.

(b)

The Company obtained the right to exercise the 5,000,000 warrants received from Kryso Resources Plc. The warrants are exercisable at a price of 15 pence each into a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders at their shareholders meeting, which was held and obtained on July 6, 2007. These warrants have been valued at an estimated fair value of $645,140 (using expected volatility of 76%, risk free

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

rate of 4%, dividends of nil and remaining life of approximately 2 years).

(c)

On July 18, 2007 the Company announced that a Letter of Intent was concluded on June 8, 2007, whereby the Company can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property is Alaska by making a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by Clark/Wiltz Mining, based in Talkeetna, Alaska, USA.

(d)

The Company concluded on July 11, 2007 a Memorandum of Understanding to enter into a joint venture with G S Midas E Refinaria Limitade (GSR) in Mozambique. The purpose of the Joint Venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course or disclosed above, which are before the board of directors for consideration.

1.12	Critical Accounting Estimates
  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

(b)	Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

      Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
      All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.
      Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
      Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

In accordance with this new standard, the Company has classified its financial instruments as follows:

      The Company’s investment in Kryso Plc. shares are classified as available-for- sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in net earnings (loss).
      The Rusaf Gold Investment acquired during the 3 months ended June 30, 2007, has been classified as an available-for-sale financial instrument and future adjustment to fair value will be recorded in comprehensive income (loss).
(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

(c)	Comprehensive Income (Loss) (Section 1530)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income (loss), and

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

1.14	Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at August 10, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				180,936,602

Share purchase options	September 28, 2007	$ 1.15	210,000
	December 20, 2007	$ 1.17	436,000
	December 19, 2008	$ 1.62	1,850,000
	March 31, 2009	$ 2.07	2,861,000
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	97,500
	April 30, 2009	$ 2.45	414,000
	October 23, 2009	$ 2.07	400,000
	April 18, 2010	$ 2.68	2,637,000
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$ 2.45	90,000
	April 18, 2012	$ 2.68	1,332,000
	July 5, 2010	$ 2.77	720,000	13,162,500

Warrants	July 18, 2008	ZAR12.90*	1,265,210
	April 20, 2009	$ 3.50	28,750,000
				30,015,210
Fully diluted shares				224,114,312

* - In February 2007, the exercise price of the warrants was changed from US$1.80 to the South African Rand equivalent on February 15, 2007, that being ZAR12.90.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2007

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out this evaluation.

During the six months ended June 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. The mineralized material at the projects is currently classified as measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the project’s mineralization is not yet considered to be a reserve under US Securities and Exchange Commission standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Studies, construction and operation of the mines and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Studies. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Studies assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Studies. Prices for gold have been below the price ranges assumed in Feasibility Studies at times during the past ten years, and for extended periods of time. The Company’s projects will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. Further, South African mining tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be significantly compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.